Second Quarter 2018
Financial Review





ZIONS BANCORPORATION

July 23, 2018

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

The attached presentation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in the attached presentation that are based on other than historical information or that express Zions Bancorporation's expectations regarding future events or determinations are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect, among other things, our current expectations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results, the potential timing or consummation of the merger described in the presentation and final report of FSOC, actions to be taken by Zions or receipt of any required approvals or determinations, or the anticipated benefits thereof, including, without limitation, future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the actual amount and duration of declines in the price of oil and gas; Zions' ability to meet operating leverage goals; the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; risks and uncertainties related to the ability to obtain shareholder and regulatory determinations, or the possibility that such determinations may be delayed; the ability of Zions Bancorporation to achieve anticipated benefits from the consolidation and regulatory determinations; and legislative, regulatory and economic developments that may diminish or eliminate the anticipated benefits of the consolidation. These risks, as well as other factors, are discussed in Zions Bancorporation's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/), and other risk associated with the merger will be more fully discussed in the proxy statement that will be filed with the SEC in connection with the merger, a preliminary version of which was filed with the SEC on July 13, 2018. Except as required by law, Zions Bancorporation specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Earnings per Share

Diluted Earnings per Share



- Diluted earnings per share increased to $0.89 in 2Q18 from $0.73 in the year-ago period
- *Infrequent items of:*
  - *2Q18 of $0.01 per share from interest recoveries of $1 million*
  - *1Q18 of $0.21 per share from $11 million of interest recoveries and the negative provision for credit losses*
  - *4Q17 of $0.22 per share from the revaluation of the deferred tax asset as a result of the Tax Cut and Jobs Act and $0.04 per share from the larger contribution to the Company's charitable foundation*
  - *2Q17 of $0.05 per share from interest recoveries of $16 million*

ZIONS BANCORPORATION

Balance Sheet Profitability

Zions' profitability continues to improve since initiating the "Simple, Easy, Fast" initiative



Return on Assets



Return on Tangible Common Equity

■ GAAP

Adjusted in 2Q18, 1Q18 and 2Q17 for previously mentioned interest recoveries of greater than $1 million per loan; in 4Q17 for the after-tax revaluation of DTA of $47 million, and the pre-tax charitable contribution of $12 million

ZIONS BANCORPORATION

Credit Quality

Strong and improving credit quality

- Key Credit Metrics:
  - Classified loans, about 2% of loans, were
    - Down 28% from the prior year
    - Down 7% from the prior quarter
  - NPAs+90, about 0.8% of loans + OREO, were
    - Down 39% from the prior year
    - Down 13% from prior quarter
  - Annualized net loan recoveries were 0.11% of average loans for the quarter

- Allowance for credit losses remains strong at 121 basis points of total loans and leases
  - 1.6x coverage of NPAs up from 1.2x coverage a year ago
  - 0.6x of classified loans compared with 0.5x a year ago
  - Strong coverage of trailing 12 month NCOs



Credit Quality Ratios

Trailing 12 Month
NCOs/Lns: 0.03%

NCOs / Loans (ann.)   Classified / Loans
NPAs +90/ Loans + OREO   ACL / Loans

Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

Pre-Provision Net Revenue

Year-over-year 7% improvement, Excluding Interest Recoveries

Adjusted Pre-Provision Net Revenue [1] *($mm)*



Up 83% from 4Q14

4Q14 4Q15 4Q16 2Q17 3Q17 4Q17 1Q18 2Q18

- Adjusted pre-provision net revenue was up 0.7% over the past year and up 83% since 4Q14
  - Up 7% and 82% over 2Q17 and 4Q14, respectively, after adjusting for the previously mentioned interest income recoveries

- Consistent focus on:
  - Loan growth
  - Deposit pricing discipline
  - Customer-related fee income growth
  - Expense control

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.
(2) 2Q18, 1Q18 and 2Q17 results included $1 million, $11 million and $16 million, respectively, of interest income recoveries

ZIONS BANCORPORATION

2018-2019 Objectives:

Growth through simplification and focus

- **Demonstrate positive operating leverage by:**
  - Achieving broad based loan growth; major loan portfolios within acceptable concentration limits
  - Building on momentum from noninterest income growth initiatives
  - Managing noninterest expense growth linked to revenue growth, profitability and digital delivery strategies
  - Achieving greater sales volumes and revenue growth through enhanced use of data

- **Target high single digit annual percentage growth rate for pre-provision net revenue** [1]

- **Demonstrate reduced volatility in financial performance than previously experienced**

- **Implement technology upgrade and digital strategies, automation and simplification of front, middle and back office processes**

- **Increase the Return _on_ and _of_ Capital**
  - Maintain top quartile credit risk profile and superior risk management posture leading to increasing returns _of_ capital

- **Execute on our Community Bank Model – doing business on a "Local" basis**

---

(1) Relative to FY 2017, excluding the charitable contribution related to the Tax Cuts and Jobs Act (4Q17) and interest recoveries where the recovery on an individual loan exceeded $1 million

ZIONS BANCORPORATION

Net Interest Income

Growth due to combination of wider net interest margin and loan growth



Net Interest Income

($mm)

- Net interest income increased about 4% over the year-ago period, to $548 million

- When excluding the previously mentioned interest income recoveries of greater than $1 million, net interest income increased $35 million, up 7% over the prior year period

- Majority of the increase attributable to increases in:

  - Interest and fees on loans due to loan growth in consumer, municipal and commercial loans

  - Short-term benchmark interest rates

  - Partial offsets include greater interest expense on borrowed funds and deposits

(1) 2Q18, 1Q18 and 2Q17 results included $1 million, $11 million and $16 million, respectively, of interest recovery income

ZIONS BANCORPORATION

Net Interest Income Drivers: Average Loan and Deposit Growth

Moderate balance sheet growth is expected to be a key driver of Zions' positive operating leverage

- Average loans held for investment increased 4.6% over the year-ago period, and 3.4% (annualized) from the prior quarter
- Average deposits were up 1.1% over the year-ago period, and increased about 7% (annualized) from the prior quarter





ZIONS BANCORPORATION

Net Interest Income Drivers: Loan Growth

Moderate to strong loan growth achieved in certain targeted growth categories

Year-over-Year Loan Balance Growth
Total Loans: +4%



Note: circle size indicates relative proportion of loan portfolio as of 2Q18.

Size of the Portfolio, in billions of dollars

Year over year:

- Loan growth predominantly in Residential Mortgage (1-4 Family), Owner Occupied (ex-NRE) and Municipal

- Decline of 10% in NRE and 2% in term CRE accounted for approximately $320 million of attrition

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in 1-4 Family, Municipal, C&I and Owner-Occupied loans
- Stable to slightly increasing O&G
- Generally stable term CRE
- Moderately declining NRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (which is a division of ZB, N.A.) with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Net Interest Income Drivers: Yields and Costs

Expansion of NIM reflects a higher loan yield with only a moderate increase in funding costs



Net Interest Margin (NIM)

Loan Yield

3.52%   3.45%   3.45%   3.56%   3.56%

Net Interest Margin

Securities Yield

Cash Yield

Cost of Funds

2Q17   3Q17   4Q17   1Q18   2Q18

Relative to the prior quarter, the

- NIM remained flat at 3.56%
    - Interest recoveries on loans in 2Q18 were $1 million, or approximately 1 basis point of NIM, as compared to $11 million or approximately 7 bps in the prior quarter[1]

- Yield on loans increased 6 bps to 4.57%
    - Interest recoveries on loans in 2Q18 were approximately 1 bps of loan yield, as compared to 10 bps in the prior quarter[1]

- Yield on securities decreased 2 bps to 2.23%
    - Premium amortization increased by $3 million due largely to greater prepayments on SBA loan-backed securities

- Cost of total deposits increased 7 bps to 22 bps; year-over-year beta was 14%

- Cost of funds (the cost of total deposits and borrowed funds) increased 7 bps to 0.40%; year-over-year beta was 25%

(1) Interest income recoveries noted were at least $1 million per loan

ZIONS BANCORPORATION

Noninterest Income

Customer-Related Fee Income [1]



($mm)

- Customer-related fee income increased slightly over 3% from the year ago period, primarily due to increases in:

  - Corporate trust
  - Capital markets
  - Loan sales and servicing income

- Fee Income growth remains a major focus for the Company

---

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

ZIONS BANCORPORATION

Noninterest Expense

Focus on expense controls while strategically hiring in revenue generating areas

Noninterest Expense


($ millions)
(1)
$405
$413
$417
$412
$428
$400
$300
$200
$100
$0
2Q17
3Q17
4Q17
1Q18
2Q18

- Total noninterest expense increased 6% from the year-ago period due to increases in:
  - Incentive compensation as a result of stronger financial performance, including continued strengthening of credit performance metrics
  - Number of employees, primarily in revenue generating areas and technology
  - Employee salaries and bonuses as a result of the recent tax reform
- Adjusted noninterest expense increased 5% from the year-ago period

(1) In 4Q17, the total noninterest expense excluding the $12 million contribution to the Company's charitable foundation was $405 million

13

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control

Efficiency Ratio [1]



- The efficiency ratio in 2Q18 was 60.9%

- In 2Q17, excluding interest recoveries[2] the efficiency ratio was 61.0%

- In 1Q18, excluding interest recoveries[2] the efficiency ratio was 62.3%

- Committed to continuous improvement of the efficiency ratio, moderating from the trailing three year pace

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

(2) Interest income recoveries noted were at least $1 million per loan

ZIONS BANCORPORATION

Next 12-Month Financial Outlook (2Q19E vs. 2Q18A)

	Outlook	Comments
Loan Balances	**Moderately Increasing**	
Net Interest Income	**Moderately Increasing**	• Excludes the effects of future interest rate hikes. Driven by moderate loan growth partially offset by an expected moderate increase in funding costs
Loan Loss Provision	**Modest**	• Expect quarterly loan loss provisions to be modest
Customer-Related Fees	**Slightly Increasing**	• Remains a key focus for the Company • Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Slightly Increasing**	• FY18 adjusted NIE expected to increase slightly (low single digit rate of growth) relative to FY17
Tax Rate	**Stable**	• The effective tax rate for FY18 is expected to be approximately 23%, _including_ the effects of stock-based compensation[1]
Preferred Dividends & Diluted Shares		• Expect preferred dividend to be $34 million in FY18 • Diluted shares may experience some volatility due to the effect of outstanding warrants and the average price of ZION shares

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Interest Rate Sensitivity

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended June 30, 2018	Three Months Ended March 31, 2018	Three Months Ended June 30, 2017
Earnings Results:			
Diluted Earnings Per Share	$ 0.89	$ 1.09	$ 0.73
Net Earnings Applicable to Common Shareholders	187	231	154
Net Interest Income	548	542	528
Noninterest Income	138	138	132
Noninterest Expense	428	412	405
Pre-Provision Net Revenue [(1)]	270	265	268
Provision for Credit Losses	12	(47)	10
Ratios:			
Return on Assets[(2)]	1.19 %	1.45 %	1.03 %
Return on Common Equity[(3)]	10.6 %	13.3 %	8.6 %
Return on Tangible Common Equity[(3)]	12.4 %	15.5 %	10.2 %
Net Interest Margin	3.56 %	3.56 %	3.52 %
Yield on Loans	4.57 %	4.51 %	4.38 %
Yield on Securities	2.23 %	2.25 %	2.20 %
Average Cost of Total Deposits[(4)]	0.22 %	0.15 %	0.11 %
Efficiency Ratio [(1)]	60.9 %	61.3 %	59.8 %
Effective Tax Rate	22.1 %	22.7 %	32.3 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.77 %	0.87 %	1.12 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	(0.11) %	0.05 %	0.06 %
Common Equity Tier 1 Capital Ratio	12.2 %	12.2 %	12.3 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

17

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has two tranches of warrants outstanding (ZIONZ and ZIONW), both of which are currently in the money
  - During 2Q18, 100,000 warrants were exercised
  - ZIONZ warrants expire on November 14, 2018; ZIONW warrants expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $55.19 in 2Q18)
  - Net shares issued = shares issued from warrant exercise – shares repurchased



Dilutive Impact Sensitivity
Reflects potential dilution given various <u>average</u> common stock share prices over any given period

Legend: ■ Dilutive shares (mm) ─■─ % Dilution

Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see
Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from
September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (2Q18 vs. 2Q17)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	ZBNA Other	Total
C&I (ex-Oil & Gas)	(184)	(272)	432	(13)	26	124	37	-	150
Owner occupied (ex-NRE)	56	206	(3)	29	9	(17)	69	-	349
CRE C&D	135	(55)	1	22	(52)	(52)	17	-	16
CRE Term (ex-NRE)	50	(212)	(162)	92	(13)	73	30	-	(142)
1-4 Family	96	283	25	40	1	39	15	3	502
National Real Estate	(178)	-	-	-	-	-	-	-	(178)
Energy (Oil & Gas)	(23)	124	(1)	3	-	(3)	5	-	105
Home Equity	12	28	48	31	3	(8)	14	-	128
Municipal	172	37	70	81	49	130	(22)	-	517
Other	(4)	87	(3)	(5)	2	18	5	-	100
Total net loans	132	226	407	280	25	304	170	3	1,547

Linked Quarter Loan Growth (2Q18 vs. 1Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	ZBNA Other	Total
C&I (ex-Oil & Gas)	(32)	(153)	(11)	(53)	32	45	23	-	(149)
Owner occupied (ex-NRE)	36	(20)	28	(6)	8	(12)	1	-	35
CRE C&D	24	6	34	29	(7)	10	7	-	103
CRE Term (ex-NRE)	29	(160)	(31)	(69)	6	14	(15)	-	(226)
1-4 Family	19	66	(4)	14	-	8	2	(12)	93
National Real Estate	(41)	-	-	-	-	-	-	-	(41)
Energy (Oil & Gas)	7	135	(1)	1	-	4	(1)	-	145
Home Equity	6	16	-	13	(3)	(3)	4	-	33
Municipal	39	10	9	12	1	18	-	-	89
Other	24	30	1	2	-	9	(1)	-	65
Total net loans	111	(70)	25	(57)	37	93	20	(12)	147

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Interest Rate Sensitivity and Historical Deposit Beta

Zions remains moderately asset sensitive, with a loan profile that is weighted towards a one-year reset

Net Interest Income Sensitivity

Modeled Annual Change in a +200bps Interest Rate Environment[1]	
Δ in NII	6%
Assumed Beta of Total Deposits	36%

Short Term Resets or Maturities (loans only)	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio [2]
Prime and 1M Libor	46%	-2%	44%
2-3M Libor	4%	--	4%
4-12M Libor	4%	--	4%
Other Lns <12 months	9%	1%	10%
Longer-term Resets or Maturities			
1-5 years	25%	--	25%
5+ years	12%	--	12%

2004-2006 and 2015-2Q18 Rate Cycles



- Zions and the peer median experienced a cumulative 42% and 45% deposit beta during 2004-5 rising interest rate period, respectively, although for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively
- Cumulative rate hike cycle beta includes one full year for deposit costs to catch up to the changes in the benchmark rates. Chart begins one quarter preceding the first increase in Fed Funds rate for each cycle.

Source: Company filings and SNL Financial. (1) This 12-month simulated impact using a static-sized balance sheet and a parallel shift in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).
(2) Net percentage column sums to less than 100% due primarily to 2% of total loans that have interest rate floors which are in the money (floor rate > index+spread rate); these $989 million of loan balances with floors have a weighted average "in the money" amount of 44 basis points. After giving effect to potential future rate hikes, loans with floors would no longer be subject to the floors and would begin to reset with the relevant indices and therefore the 99% total at June 30, 2018 would increase to/towards 100%. Because the dates at which the floors would no longer be in effect are not certain (subject to future Federal Reserve monetary policy decisions), the timing of such cannot be reflected in the chart.

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		2Q18	1Q18	4Q17	3Q17	2Q17
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 428	$ 412	$ 417	$ 413	$ 405
Adjustments:						
Severance costs		1	-	1	1	-
Other real estate expense		-	-	-	(1)	-
Provision for unfunded lending commitments		7	(7)	(1)	(4)	3
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	1	2	2
Restructuring costs		-	-	1	1	1
Total adjustments	(b)	8	(7)	2	(1)	6
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	420	419	415	414	399
Net Interest Income (GAAP)	(d)	548	542	526	522	528
Fully taxable-equivalent adjustments	(e)	5	5	9	9	9
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	553	547	535	531	537
Noninterest income (GAAP) [1]	(g)	138	138	139	139	132
Combined income	(f) + (g) = (h)	691	685	674	670	669
Adjustments:						
Fair value and nonhedge derivative income (loss)		-	1	-	-	-
Equity securities gains (losses), net		1	-	-	5	2
Total adjustments	(i)	1	1	-	5	2
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	690	684	674	665	667
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 263	$ 273	$ 257	$ 257	$ 264
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 270**	**$ 265**	**$ 259**	**$ 251**	**$ 268**
Efficiency Ratio [1]	(c) / (j)	**60.9 %**	**61.3 %**	**61.6 %**	**62.3 %**	**59.8 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		2Q18	1Q18	4Q17	3Q17	2Q17
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense [1]**	$428	$412	$413	$413	$405
	LESS adjustments:					
	Severance costs	1	-	1	1	-
	Other real estate expense	-	-	-	(1)	-
	Provision for unfunded lending commitments	7	(7)	(1)	(4)	3
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	1	2	2
	Restructuring costs	-	-	1	1	1
(b)	*Total adjustments*	*8*	*(7)*	*2*	*(1)*	*6*
(a-b)=(c)	**Adjusted noninterest expense**	**$420**	**$419**	**$415**	**$414**	**$399**
(d)	Net interest income	548	542	526	522	528
(e)	Fully taxable-equivalent adjustments	5	5	9	9	9
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	553	547	535	531	537
(g)	Noninterest Income	138	138	139	139	132
(f+g)=(h)	**Combined Income**	**$691**	**$685**	**$674**	**$670**	**$669**
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	-	1	-	-	-
	Securities gains (losses), net	1	-	-	5	2
(i)	*Total adjustments*	*1*	*1*	*-*	*5*	*2*
(h-i)=(j)	**Adjusted revenue**	**$690**	**$684**	**$674**	**$665**	**$667**
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	**$270**	**$265**	**$259**	**$251**	**$268**
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	187	231	114	152	154
(l)	Diluted Shares	209,247	210,243	209,681	209,106	208,183
	GAAP Diluted EPS	0.89	1.09	0.54	0.72	0.73
	PLUS Adjustments:					
	Adjustments to noninterest expense	8	(7)	2	(1)	6
	Adjustments to revenue	(1)	(1)	-	(5)	(2)
	Tax effect for adjustments (25% for 2019, 38% prior periods)	(2)	2	(1)	2	(2)
	Preferred stock redemption	-	-	-	-	(2)
(m)	Total adjustments	5	(6)	1	(4)	-
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	**192**	**225**	**115**	**148**	**154**
(n)/(l)	Adjusted EPS	0.92	1.07	0.55	0.71	0.74
(o)	Average assets	66,505	66,366	65,697	65,339	65,411
(p)	Average tangible common equity	6,057	6,045	6,203	6,212	6,123
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.16%	1.37%	0.70%	0.91%	0.94%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	12.7%	15.1%	7.4%	9.5%	10.1%
(c)/(j)	Efficiency Ratio	60.9%	61.3%	61.6%	62.3%	59.8%

ZIONS BANCORPORATION